UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)

Aberdeen Australia Equity Fund, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

318652104

(CUSIP Number)

Moritz Sell

Landesbank Berlin AG

Alexanderplatz 2

D-10178 Berlin

Germany

+44.20.7572.6200

_____________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

CUSIP No. 889050 10 0

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Landesbank Berlin AG

IRS No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
Federal Republic of Germany

Number of	7.	Sole Voting Power: 2,190,509

Shares Bene-

ficially	8.	Shared Voting Power:

Owned by Each

Reporting	9.	Sole Dispositive Power: 2,190,509

Person with:

10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,190,509

12.         Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

11.4%

14.	Type of Reporting Person (See Instructions)

BK

This Amendment No. 22 amends and supplements items 2 and 5 of the Statement on Schedule 13D of Landesbank Berlin AG (“LB”), a wholly owned subsidiary of Landesbank Berlin Holding AG (the “Parent”), which is in turn controlled by Erwerbsgesellschaft der S-Finanzgruppe mbH & Co. KG, a German limited partnership, with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Aberdeen Australia Equity Fund, Inc. (the "Fund"). Statements that are not modified in this amendment are not amended and remain as previously reported.

Item 2. Identity and Background

The amendment to Annex B attached hereto sets forth the name, address and principal occupation of each director and executive officer of LB. Based on the information about the persons listed on Annex B that is available to the Parent and LB pursuant to German labor law (including a police certificate of no criminal record), neither the Parent nor LB is aware of any information to the effect that any such person has during the last five years been party to any criminal or civil proceeding. All of the individuals listed on Annex B are citizens of the Federal Republic of Germany.

Item 5. Interest in Securities of the Issuer

(a) According to the Fund’s definitive proxy statement filed on February 19, 2008, there were 19,184,686 shares of Common Stock outstanding at February 8, 2008. The percentage set forth in this Item 5(a) is derived using such number. LB has sole power to vote and dispose of 2,190,509 shares of Common Stock, which constitute approximately 11.4% of the outstanding shares of Common Stock.

(c) During the last sixty days, LB has effected the following sales of shares of Common Stock in at-the-market transactions on the American Stock Exchange pursuant to the Registration Statement (as that term is defined in Amendment No. 21 to this Statement on Schedule 13D):

Date	Number of Shares	Price (net of commissions)
03/18/2008	9,000	15.653
03/19/2008	21,100	15.6797
03/25/2008	44,200	16.1692
03/26/2008	16,700	15.95
04/09/2008	1,000	16.209
04/10/2008	4,900	15.972
04/14/2008	11,400	16.0225
04/15/2008	17,300	16.0247
04/16/2008	54,700	16.1437
04/17/2008	14,600	16.0036
04/21/2008	9,800	16.25
04/22/2008	1,100	16.0609

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2008

LANDESBANK BERLIN AG

By: /s/ Dirk Kipp
Name: Dirk Kipp
Title: Managing Director

By: /s/ Moritz Sell
Name: Moritz Sell
Title:	Director

Annex B

Unless otherwise indicated, the business address for all individuals listed in this Annex B is Landesbank Berlin AG, Alexanderplatz 2, D-10178 Berlin, Federal Republic of Germany.

Landesbank Berlin AG

Members of the Managing Board

Name and Address	Principal Occupation
Hans-Jörg Vetter	Chairman of the Managing Board of Landesbank Berlin AG
Serge Demolière	Member of the Managing Board of Landesbank Berlin AG
Dr. Johannes Evers	Member of the Managing Board of Landesbank Berlin AG
Hans Jürgen Kulartz	Member of the Managing Board of Landesbank Berlin AG
Martin Klaus Müller	Member of the Managing Board of Landesbank Berlin AG
Dr. Thomas Veit	Member of the Managing Board of Landesbank Berlin AG

Executive Officers

Name and Address	Principal Occupation
Alt, Volker Landesbank Berlin AG Recht	Managing Director of Landesbank Berlin AG
Bauer, Andrea Daniela Landesbank Berlin AG Client Business - Distribution	Managing Director of Landesbank Berlin AG
Berentin, Ronald Landesbank Berlin AG Berliner Sparkasse Kredit Firmenkunden und Privatkunden Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG

Name and Address	Principal Occupation

Boenke, Frank-Michael Landesbank Berlin AG Compliance Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Brummel, Beate Landesbank Berlin AG Strukturierte Finanzierungen/Projektfinanzierungen Kredit Wholesale	Managing Director of Landesbank Berlin AG
Burmester, Dr. Christian Landesbank Berlin AG London Branch 1 Crown Court Cheapside GB-London EC2V 6LR	General Manager of Landesbank Berlin AG London Branch
Butzer, Arnold Landesbank Berlin AG Vertrieb Immobilienfinanzierung Berlin und Neue Bundesländer Corneliusstr, 7 D-10787 Berlin	Managing Director of Landesbank Berlin AG
Gottschalk, Gudrun Landesbank Berlin AG Datenschutz und Geldwäsche Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Hirschhaeuser, Dr. Karl-Friedrich Landesbank Berlin AG Internationales Geschäft Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Jänichen, Michael Landesbank Berlin AG Berliner Sparkasse Firmenkunden Badensche Str. 23 D-10715 Berlin	Managing Director of Landesbank Berlin AG
Kipp, Dirk Landesbank Berlin AG Treasury & Trading	Managing Director of Landesbank Berlin AG
Klein, Gerald Landesbank Berlin AG Client Business - Production	Managing Director of Landesbank Berlin AG

Name and Address	Principal Occupation
Pritzsche, Wolfgang Landesbank Berlin AG Finanzen Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Richardt, Claus-Günther Landesbank Berlin AG Berliner Sparkasse Vermögensanlagen Badensche Str. 23 D-10715 Berlin	Managing Director of Landesbank Berlin AG
Scheer, Heinz-Günter Landesbank Berlin AG Unternehmensentwicklung	Managing Director of Landesbank Berlin AG
Schölper, Siegfried Landesbank Berlin AG Risiko und Controlling	Managing Director of Landesbank Berlin AG
Schroeder, Bartho Landesbank Berlin AG Business Management	Managing Director of Landesbank Berlin AG
Thanheiser, Michael Landesbank Berlin AG Berliner Sparkasse Privatkunden Badensche Str. 23 D-10715 Berlin	Managing Director of Landesbank Berlin AG